

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 31, 2007

VIA INTERNATIONAL MAIL AND FAX (011-44-207-705-3609)
Mr. Jeremy Darroch
Chief Financial Officer
British Sky Broadcasting plc
Grant Way, Isleworth
Middlesex, TW7 5QD, England

> Re: **British Sky Broadcasting Group plc**
> **Form 20-F for Fiscal Year Ended June 30, 2007**
> **Filed July 27, 2007**
> **File No. 1-13488**

Dear Mr. Darroch:

We have reviewed your filing and your letter dated September 19, 2007 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended June 30, 2007

18. Trade and other receivables, page 68

1. We note your response to prior comment 5. Please tell us in detail the factors you considered in SABs 99 and 108 under IFRS and US GAAP in concluding that the misstatement is not material to your financial statements. We also note your statement that "appropriate revisions will be made in the financial statements to

be included in the 2008 Form 20-F." Please tell us in more detail how you plan to make your revisions. It is unclear to us if you plan to restate your 2007 financial statements in your 2008 Form 20-F. If you plan to restate your 2007 financial statements, tell us why you are not amending this filing.

*   *   *   *

As appropriate, please amend your filing and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director